UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Matthew Zweig
Valinor Management L.P.
510 Madison Avenue, 25th Floor
New York, New York 10022
(212) 918-5226

With copies to:
Jackie Cohen
Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

February 8, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
3,812,247

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
3,812,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,812,247

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.59%

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
10,846,737

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
10,846,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
10,846,737

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.21%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
VND Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
4,798,329

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
4,798,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,798,329

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.52%

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
19,457,313*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,457,313*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,457,313*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.31%*

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
19,457,313*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,457,313*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,457,313*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.31%*

14	TYPE OF REPORTING PERSON.
LP

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON.
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☐

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
19,457,313*

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
19,457,313*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
19,457,313*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.31%*

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Valinor Capital Partners, L.P., VND Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed jointly by each of (i) Valinor Management, LP, a Delaware limited partnership (“Valinor Management”), (ii) David Gallo, a United States citizen, (iii) Valinor Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), (iv) VND Partners, L.P., a Delaware limited partnership (“VND Partners”), (v) Valinor Capital Partners Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Partners Offshore Master”), and (vi) Valinor Associates, LLC, a Delaware limited liability company (“Associates,” and, collectively, the “Reporting Persons”). This amendment reflects that SPV XIX and SPV XXII are no longer Reporting Persons, and that Shares previously attributed to such entities are now directly held by Capital Partners and Capital Partners Offshore Master, respectively.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The principal business address of each of the Reporting Persons is 510 Madison Avenue, 25th Floor, New York, NY 10022.

During the last five years, none of the Reporting Persons, to the best of their knowledge, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b)  The following responses are based on 106,274,527 Shares issued and outstanding of the Issuer (“Outstanding Shares”) as of January 1, 2018, as reported in the Issuer’s Prospectus with the Commission on January 9, 2018.

As of the date hereof: Capital Partners directly holds 3,812,247 Shares, which represents approximately 3.59% of the Outstanding Shares; VND Partners directly holds 4,798,329 Shares, which represents approximately 4.52% of the Outstanding Shares; and Capital Partners Offshore Master directly holds 10,846,737 Shares, which represents approximately 10.21% of the Outstanding Shares.

David Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including (i) Capital Partners Offshore Master, (ii) Capital Partners and (iii) VND Partners, and is the managing member of Associates, which in turn is the general partner of (a) Capital Partners Offshore Master, (b) Capital Partners and (c) VND Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Since the Reporting Persons’ most recent filing on Schedule 13D, and through and including the date hereof, market transactions were effected in Shares as disclosed in Schedule A to this Amendment No. 2.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

1*	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018	Valinor Management, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: February 12, 2018	David Gallo

/s/ David Gallo

Date: February 12, 2018	Valinor Associates, LLC

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: February 12, 2018	Valinor Capital Partners Offshore Master Fund, LP

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: February 12, 2018	VND Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Date: February 12, 2018	Valinor Capital Partners, L.P.

	By:	/s/ David Angstreich
Name: David Angstreich
Title: Chief Operating Officer

Schedule A

Security	Trade Date	Transaction	Number of Shares	Price per Share
Shares	11/01/2017	Sale	22,505	$9.90
Shares	12/22/2017	Sale	11,500	$8.85
Shares	01/26/2018	Sale	28,750	$6.75

Exhibit Index

1*	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.